MADISON MOSAIC EQUITY TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

March 1, 2012

BY EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison Mosaic Equity Trust (SEC File Nos. 2-80805; 811-3615)

Ladies and Gentlemen:

The following serves to respond to comments received from Ms. Mary Cole on January 30, 2012 regarding Post-Effective Amendment No. 45 to the Madison Mosaic Equity Trust (“Trust”) Form N-1A Registration Statement.  We are responding to Ms. Cole’s comments by filing with this letter Post-Effective Amendment No. 47 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 47 from becoming effective on March 1, 2012 pursuant to Rule 485(b).

In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus Comments

1.
Comment:  In the “Fund Summary – Investors Fund” fee table, in order to show the fees net of the contractual waiver, the waiver must be in force for at least one year.  Either extend the wavier for one year, or revise the disclosure to omit the net of fees figure.  This same comment applies to the Disciplined Equity Fund

Response:  The waiver has been extended for one year.

2.
Comment:  Throughout the prospectus, there is disclosure relating to the Trust’s “participate and protect” investment philosophy.  Please add a sentence to this disclosure to make it clear that no assurances can be made that the funds will achieve the stated expectations.

Response:  Done.

3.	Comment: The hypothetical performance information for the Class R6 shares must be removed from the prospectus.

Response:  This disclosure has been removed.

4.
Comment:  Regarding the Dividend Income Fund, because the fund has the word “dividend” in its name, it is subject to the “name rule” and, therefore, must invest at least 80% of its net assets in dividend paying securities. Please add disclosure to this effect.

Response:  Done.

* * * * * * *

Respectfully submitted,

(signature)

Pamela M. Krill
General Counsel and Chief Legal Officer